Exhibit 99.2

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

DHX Media Ltd. (the “Company” or “DHX”)
1478 Queen Street
Halifax, NS B3J 2H7

Item 2	Date of Material Change

July 9, 2015

Item 3	News Release

News releases were disseminated through Canada NewsWire, PR Newswire and filed on SEDAR on July 6, 2015 and July 9, 2015, respectively.

Item 4	Summary of Material Change

The Company announced that it will not proceed with previously announced public offering.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On July 6, 2015, the Company announced the commencement of a marketed, underwritten public offering of 8,700,000 shares consisting of a combination of variable voting shares and common voting shares. The underwriters were also granted a 30-day over-allotment option to purchase up to 1,305,000 additional variable voting shares and common voting shares on the same terms and conditions.

The Company announced that, effective July 9, 2015, it will not proceed with its previously announced public offering of variable voting shares and common voting shares at this time. The termination results from an assessment by the Company’s management that current market conditions are not conducive for an offering on terms that would be in the best interests of the Company’s shareholders. As a result of this termination, no shares will be sold pursuant to the offering.

The offering was being made pursuant to an effective shelf registration statement (File No. 333-205210) filed with the United States Securities and Exchange Commission, as amended and supplemented, and in Canada pursuant to a short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, as amended and supplemented.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact David A. Regan - EVP, Corporate Development & IR, at (902) 423-0260

Item 9	Date of Report

July 9, 2015